UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

Twitter, Inc.
(Name of Issuer)

Common Stock, par value $0.000005 per share
(Title of Class of Securities)

90184L102
(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
c/o Kingdom Holding Company
Kingdom Centre – Floor 66
P.O. Box 1
Riyadh 11321
Kingdom of Saudi Arabia
011-966-1-211-1111

With a copy to:
Tiffany Posil
David Gibbons
Mark E. Mazo
Hogan Lovells US LLP
Columbia Square
555 Thirteenth St., NW
Washington, DC 20004
(202) 637-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 4, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:   [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102

1		NAMES OF REPORTING PERSONS

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

34,948,975

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

34,948,975

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,948,975

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%*

14		TYPE OF REPORTING PERSON (See Instructions)

IN

* Based on 764,180,688 shares of Common Stock outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”) of Twitter, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1355 Market Street, Suite 900, San Francisco, CA 94103.

Item 2.	Identity and Background

This Schedule 13D is filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH” or the “Reporting Person”), a citizen of the Kingdom of Saudi Arabia and a private investor. The principal business address for HRH is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 1, Riyadh 11321, Kingdom of Saudi Arabia. During the last five years, HRH has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

HRH has beneficially owned the shares of Common Stock reported on this Schedule 13D since 2015. The source of funds used to purchase such shares of Common Stock was personal funds of HRH and general working capital of Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia (“KHC”).

Item 4.	Purpose of Transaction

On May 4, 2022, HRH and KHC, on behalf of Kingdom 5-KR-289, Ltd., a Cayman Islands company (“KR-289”), which is wholly-owned by HRH, and Kingdom 5-KR-252, Ltd., a Cayman Islands company (“KR-252”), which is a wholly-owned subsidiary of KHC, respectively, delivered to X Holdings I, Inc. (“Parent”), an entity wholly-owned by Elon Musk (the “Principal”), an equity financing commitment letter (the “HRH Equity Commitment Letter”) in connection with Parent’s proposed acquisition of the Issuer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of April 25, 2022, by and among the Issuer, Parent, X Holdings II, Inc., a direct wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the purpose of certain specified provisions, the Principal.

Pursuant to the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”), and (ii) each share of Common Stock (other than certain excluded shares) will be converted into the right to receive $54.20 per share, net to such Issuer shareholder in cash, without interest (the “Merger Consideration”). If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company owned directly or indirectly by the Principal and certain of his affiliates and will no longer be listed on the New York Stock Exchange.

Pursuant to the terms of the HRH Equity Commitment Letter, HRH has, through KR-289 and KR-252, committed to contribute to Parent, at or immediately prior to the closing of the Merger and subject to the conditions set forth in the HRH Equity Commitment Letter, the 34,948,975 shares of Common Stock beneficially owned by HRH in order to retain an equity investment in the Issuer following completion of the Merger in lieu of receiving Merger Consideration in the Merger. The HRH Equity Commitment Letter contemplates that in connection with the transactions contemplated by the Merger, KR-289, KR-252 and certain other equity investors will negotiate in good faith and execute on mutually agreeable terms an Interim Investors’ Agreement, an Investors’ Agreement, a Securities Purchase Agreement, a Rollover and Contribution Agreement and/or any other documents reasonably required by the Principal.

The foregoing description of the HRH Equity Commitment Letter is qualified in its entirety by reference to the full text of the HRH Equity Commitment Letter attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, HRH beneficially owns an aggregate of 34,948,975 shares of Common Stock, which includes 4,848,897 shares of Common Stock beneficially owned by KHC. HRH, as the 95% shareholder of KHC, has the power to elect a majority of the directors of KHC. Accordingly, for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Act”), HRH can control the disposition and voting of the shares of Common Stock held by KHC.

The 34,948,975 shares of Common Stock beneficially owned by HRH represents 4.6% of the Issuer’s outstanding shares of Common Stock. The percentage is calculated based on 764,180,688 shares of Common Stock outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.

(b)
Number of shares to which such person has:

(i)     Sole power to vote or direct the vote: 34,948,975

(ii)    Shared power to vote or direct the vote: -0-

(iii)   Sole power to dispose or direct the disposition: 34,948,975

(iv)   Shared power to dispose or direct the disposition: -0-

By virtue of the HRH Equity Commitment Letter, the Reporting Person and the Principal may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 108,064,013 shares of Common Stock, which represents approximately 14.1% of the Issuer’s outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person and the Principal are members of any such group. The Reporting Person disclaims beneficial ownership over any shares of Common Stock beneficially owned by the Principal.

(c)	The Reporting Person has effected no transactions in the Common Stock within the past sixty days, except as described in Item 4 of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the HRH Equity Commitment Letter in Item 4 of this Schedule 13D is incorporated herein by reference. The HRH Equity Commitment Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Equity Commitment Letter, dated as of May 4, 2022, by and among Kingdom 5-KR-289, Ltd., Kingdom 5-KR-252, Ltd., and X Holdings I, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 8, 2022

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud